Exhibit 99.7

NICE Leads EMEA Agent Performance Optimization Market, Ranks #1 in Market Share
 in Report by Top Industry Analyst Firm Frost & Sullivan

New 2010 report shows NICE’s continued market share leadership in both market segments: quality management, which includes contact center analytics, and workforce management

Ra’anana, Israel, October21, 2010 - NICE Systems (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that NICE received the Frost & Sullivan 2010 EMEA  Market Share Leadership Award in Contact Center Agent Performance Optimization (APO). NICE came in at the #1 position in the analyst firm’s 2010 report on the EMEA APO Market, which  is defined by Frost & Sullivan as comprising the key segments of quality management (QM), which includes contact center analytics, and workforce management (WFM). According to the report, in QM NICE leads with a 42% share. In WFM NICE leads the market with a 30% share. The findings of the report are based on full-year 2009 performance.

Frost & Sullivan Best Practices Awards identify companies, products, processes, and executives that have achieved world-class performances. NICE was selected for the 2010 EMEA Market Share Leadership Award based on the company’s achievements in the following areas: expanding its addressable market both through an expanded product footprint and through a broader geographical reach; expansion in SMB markets across EMEA; deep push into analytics with a solution approach which addresses specific business problems that arise in the contact center; and driving growth of workforce management.

Keith Dawson, principal analyst at Frost & Sullivan said, “NICE's continued strong position as the leader in the APO market is due to its consistent record of technological innovation and its ability to demonstrate how important workforce optimization tools are for running more efficient and effective contact centers. NICE has fashioned its workforce optimization tools into a suite that offers significant business value to end users. The quality monitoring and workforce management components are very effective in helping contact centers establish better processes for customer interactions.”

The report by Frost & Sullivan notes NICE’s solutions for optimizing Customer Dynamics, thus making a significant and positive impact on the performance of agents, the contact center, and the enterprise.  It also notes the high business value NICE’s cross-channel Interaction Analytics for providing contact centers a holistic view of the customer’s experience, and for understanding what kinds of channels work best for particular types of customers or issues.

The report also remarks on how the NICE IEX Workforce Management (WFM) solution uses patented algorithms for forecast accuracy, and has a multi-skill simulation approach that stands out in the market. The NICE IEX WFM multi-site capabilities are also noted for being unique and for having been designed from the beginning to handle highly complex scheduling environments.

Dawson continued, “NICE has been particularly effective at integrating workforce management software into its mix. In EMEA, where WFM is relatively under-used compared to the North American market, NICE has helped articulate to the market the strong business case for using automation to better allocate labor resources.”

“We are pleased about the results of the new Frost & Sullivan report. These results further validate our clear market leadership,” said Shlomi Cohen, President of NICE EMEA. “Our #1 position reflects the strategic value-add we bring our customers in EMEA, and worldwide. We are proud to provide business-focused solutions that help improve QM practices for increased customer satisfaction, more effective WFM processes for a more efficient operation, and cross-channel analytics for enhanced business insights. We are also delighted to provide the value of our market leading contact center offering to back office operations with our new Back Office Suite, which combines NICE WFM with real-time guidance and automation for increased operational efficiency and effectiveness.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best-in-class positions in growth, innovation and leadership. The company’s Growth Partnership Service provides the CEO and the CEO’s Growth Team with disciplined research and best-practice models to drive the generation, evaluation, and implementation of powerful growth strategies. Frost & Sullivan leverages over 45 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from 40 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Cohen, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.